January 27, 2025

Dennis Secor
Interim Chief Financial Officer
Guess?, Inc.
Strada Regina 44
Bioggio, Switzerland CH-6934

        Re: Guess?, Inc.
            Form 10-K for the Fiscal Year Ended February 3, 2024
            Filed April 1, 2024
            Form 10-Q for the Fiscal Quarter Ended November 2, 2024 Filed December 6, 2024
            File No. 001-11893
Dear Dennis Secor:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
 January 27, 2025
Page 2
Form 10-Q for the Quarter Ended November 2, 2024
Notes to the Financial Statements
(2) Acquisition of rag and bone, page 10

1. We note your disclosure on page 12 of actual and pro forma net revenue information related to the November 2, 2024 acquisition of rag & bone. Please revise future filings to also include disclosure of the earnings of the acquired entity since the acquisition date, as included in the consolidated income statement, as well as earnings of the combined entity for the period as if the acquisition of rag & bones had been as of the beginning of the annual reporting period (supplemental pro forma earnings information). See guidance in ASC 805-10-50-2(h).
Form 10-K for the Year Ended February 3, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Information by Business Segment, page 53

2. Although we note that earnings (loss) from operations at the segment level represents a required ASC 280 measure, please note that the measure on a total combined basis outside of the notes to the financial statements represents a non-GAAP measure.
       See Question 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP
       Financial Measures ("Non-GAAP C&DI's"). Accordingly, if you continue to present such measure outside of your consolidated financial statements, please label it as a non-GAAP financial measure and ensure that your presentation and disclosures fully comply with non-GAAP rules, including Item 10(e) of Regulation S-K and the Non-
       GAAP C&DI's. The comment also applies to such non-GAAP measures disclosed in earnings releases furnished in Forms 8-K.
Notes to the Financial Statements
(1) Description of the Business and Summary of Significant Accounting Policies and
Practices
Revenue Recognition, page F-10

3. We note that your statements of income disclose revenue by product sales and royalty income. We also note that your segment disclosure in Note 17 includes disclosure of revenue by geographic area of which some include wholesale and retail designation. Please tell us how you considered further disaggregation of your revenue
       as required by paragraphs ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91, such as by product type or e-commerce and retail sales. In this regard, we note that on your earnings calls you discuss revenue by certain product groupings, such as
       accessories versus apparel, and women   s apparel, footwear, Marciano
business,
       etc. Please advise or revise future filings accordingly. See also guidance in ASC 280-
       10-50-40.
(17) Segment Information, page F-51

4. We note your reconciliation of total segment earnings from operations excluding
 January 27, 2025
Page 3

       corporate overhead, asset impairment charges, net gains (losses) on lease
       modifications, and gain on sale of assets to total earnings from operations. Please note that ASC 280-10-50-30(b) requires a reconciliation of the total of the reportable
       segments    measures of profit or loss to the public entity   s
consolidated income before
       income taxes. In future filings, please revise your reconciliation to comply with this guidance.
5. We note that your segment measure of profit or loss is earnings (loss) from operations. As required by ASC 280-10-50-22, please revise future filings to include disclosure of depreciation and amortization by segment as that amount appears to be included in your segment profitability measure.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing